Exhibit 4.24

NOTE

$75,000,000	Date: December 18, 2003

FOR VALUE RECEIVED, on December 19, 2005 (the “Maturity Date”) the undersigned, KENTUCKY UTILITIES COMPANY, a Kentucky and Virginia corporation (the “Borrower”), unconditionally promises to pay to FIDELIA CORPORATION (the “Lender”), at the Lender’s office at 919 North Market Street, Suite 504, Wilmington, Delaware  19801, or at such other place as the holder of this Note may from time to time designate in writing, in lawful money of the United States of America and immediately available funds, the principal sum of $75,000,000.  This Note is referred to in and was executed and delivered under the Loan and Security Agreement dated as of August 15, 2003 (the “Loan Agreement”) between the Borrower and the Lender, to which reference is made for a more complete statement of the terms and conditions under which the loan evidenced by this Note was made and is to be repaid.  Capitalized terms used in this Note and not otherwise defined have the meanings assigned to such terms in the Loan Agreement.

Unless otherwise paid sooner under the provisions of Section 2.6(c) or 7.1 of the Loan Agreement, the principal indebtedness represented by this Note is payable on the Maturity Date.  The Borrower further promises to pay interest on the outstanding principal amount of the indebtedness represented by this Note from the date of this Note until payment in full at the applicable rates determined in accordance with Section 2.3(A) of the Loan Agreement.  Except as otherwise provided in the Loan Agreement, interest is payable at the fixed rate of 2.29% semi-annually in arrears and is computed on the basis of a 360-day year consisting of twelve 30-day months.  Interest payment dates are June 18th and December 18th during the term of the Note.

If payment under this Note becomes due and payable on a day that is not a Business Day, the due date of such payment is extended to the next succeeding Business Day.  In no contingency or event whatsoever will interest charged under this Note, however such interest may be characterized or computed, exceed the highest rate permissible under any law which a court of competent jurisdiction, in a final determination, deems applicable to this Note.  In the event that such a court determines that the Lender has received interest under this Note in excess of the highest rate applicable to this Note, any such excess interest collected by the Lender is deemed to have been a repayment of principal and be so applied.

The obligations of the Borrower under this Note is secured by certain collateral as and to the extent set forth in the Loan Agreement.  This Note is subject to prepayment at the option of the Borrower as provided in the Loan Agreement.

DEMAND, PRESENTMENT, PROTEST AND NOTICE OF NONPAYMENT AND PROTEST ARE WAIVED BY THE BORROWER.

This Note has been delivered and is deemed to have been made, at Wilmington, Delaware and will be interpreted in accordance with the internal law as (as opposed to conflicts of law provisions) and decisions of the State of Delaware.  Whenever possible each provision of this Note will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Note is prohibited by or invalid under applicable law, such provision will be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Note.  Whenever in this Note reference is made to the Lender or the Borrower, such reference is deemed to include, as applicable, a reference to their respective successors and assigns.  The provisions of this Note are binding upon and inure to the benefit of said successors and assigns.  The Borrower’s successors and assigns include, without limitation, a receiver, trustee or debtor-in-possession of or for the Borrower.

KENTUCKY UTILITIES COMPANY

By:
Title: